                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------



                                    FORM 11-K



                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].


                     For the fiscal year ended June 30, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


               For the transition from ____________ to __________

                         Commission File Number: 0-20322

              A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

            STARBUCKS CORPORATION EMPLOYEE STOCK PURCHASE PLAN - 1995


              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              STARBUCKS CORPORATION
                              2401 Utah Avenue South
                              Seattle, WA  98134

                              REQUIRED INFORMATION

(a)    Financial Statements

       Independent Auditors' Report

       Statements of Financial Condition as of June 30, 2000 and 1999

       Statements of Income for the Fiscal Years Ended June 30, 2000, 1999, and 1998

       Notes to Financial Statements

(b)    Exhibits

       23                                  Consent of Deloitte & Touche LLP






                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                            STARBUCKS CORPORATION
                                            EMPLOYEE STOCK PURCHASE PLAN - 1995


Date: September 27, 2000                    By:  /s/ Michael Casey
     ---------------------------------         ---------------------------------
                                               Michael Casey
                                               executive vice president,
                                                 chief financial officer and
                                                 chief administrative officer

STARBUCKS CORPORATION
EMPLOYEE STOCK PURCHASE
PLAN - 1995
================================================================================
FINANCIAL STATEMENTS FOR THE
YEARS ENDED JUNE 30, 2000, 1999, AND 1998, AND
INDEPENDENT AUDITORS' REPORT


DELOITTE & TOUCHE LLP

INDEPENDENT AUDITORS' REPORT


Plan Administrator
Starbucks Corporation
Employee Stock Purchase Plan - 1995
Seattle, Washington

We have audited the accompanying statements of financial condition of the Starbucks Corporation Employee Stock Purchase Plan - 1995 (the Plan) as of June 30, 2000 and 1999, and the related statements of income for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan as of June 30, 2000 and 1999, and the results of operations for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP

August 11, 2000

STARBUCKS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN - 1995
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2000 AND 1999
================================================================================


                                                    2000             1999
                                                   -------          -------
ASSETS:
       Cash                                        $92,139          $56,825
                                                   -------          -------

TOTAL                                              $92,139          $56,825
                                                   =======          =======

LIABILITIES:
       Deferred participant contributions          $92,139          $56,825
                                                   -------          -------

TOTAL                                              $92,139          $56,825
                                                   =======          =======

STARBUCKS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN - 1995
STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 2000, 1999, AND 1998
================================================================================


                                                                     2000                1999                1998
                                                                  ----------          ----------          ----------
INCOME:
      Employee contributions, net of increase (decrease)
            in amounts deferred of $35,314, $(6,725),
            and $43,824                                           $9,713,199          $7,142,998          $4,652,217

EXPENSE:
      Cost of shares purchased                                     9,713,199           7,142,998           4,652,217
                                                                  ----------          ----------          ----------

NET INCOME

EQUITY:
      Beginning of year

      End of year                                                 $       --          $       --          $       --
                                                                  ==========          ==========          ==========

STARBUCKS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN - 1995
NOTE TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000, 1999, AND 1998
================================================================================


NOTE 1:    THE PLAN

The following description of the Starbucks Corporation Employee Stock Purchase Plan - 1995 (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

       GENERAL: The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

       The Plan generally covers all regular employees of Starbucks Corporation (the Company) who have been employed for at least 90 days and have worked an average of 20 hours or more per week during such employment.

       CONTRIBUTIONS: Participants may make contributions in whole percent increments to the Plan through payroll deductions (not exceeding 10% of their base pay) for the purpose of purchasing the Company's common stock. The Plan commenced on July 1, 1995, and participants may purchase shares on each subsequent September 30, December 31, March 31, and June 30, until such time as the Plan is terminated (see Termination of the Plan). A maximum of 8,000,000 shares will be offered under the Plan.

       PURCHASES AND WITHDRAWALS: Participants may elect to purchase shares of Starbucks Corporation common stock from the Company at a price equal to 85% of the lesser of the fair market value on the first or last business day within the period of each three-month period ending September 30, December 31, March 31, or June 30. If the participant elects to withdraw from the Plan, or exceeds the $25,000 limit (see Limitations), the Company refunds the participant for amounts withheld but not yet used to purchase shares. The Plan purchased 424,979 shares during the year ended June 30, 2000, at prices ranging from $20.37 to $32.46; 385,752 shares during the year ended June 30, 1999, at prices ranging from $14.05 to $25.18; and purchased 271,884 shares during the year ended June 30, 1998, at prices ranging from $15.99 to $19.58. The Plan has purchased a total of 1,482,814 shares since the beginning of the Plan, leaving 6,517,186 shares reserved for future issue.

       ASSETS: Assets are comprised of cash in participant accounts that was less than the amount necessary to purchase a full share, and cash contributed to the Plan greater than the cost of the maximum number of shares allowed to be purchased in any one calendar year (see Limitations). Fractional share amounts are deferred and are carried over to the next period. Contribution amounts which exceed the limit are refunded to the participant.

       LIMITATIONS: No employee shall be permitted to subscribe for any shares under the Plan if such employee would then own shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company. Additionally, no participant may purchase shares under the Plan with an aggregate fair market value (determined at the time such right to subscribe is granted) in excess of $25,000 in any one calendar year. Contribution amounts which exceed the limit are refunded to the participant.

       TERMINATION OF THE PLAN: Upon termination of the Plan, the Company shall refund to each participant the balance of each participant's account. The Plan was amended and restated by the Board of Directors as of June 30, 2000. The Plan term has been extended until the earliest of the following:

       - The date of the filing of a Statement of Intent to Dissolve by the Company or the effective date of a merger or consolidation (except with a related company) where the Company is not to be the surviving corporation, which merger or consolidation is not between or among corporations related to the Company. In such event, the Company may permit a participating employee to carry out the right to purchase to the extent that employee payroll deductions have accumulated.

       -      The date the Board acts to terminate the Plan.

       - The date when all shares reserved under the Plan have been purchased.

       PLAN ADMINISTRATION: All expenses for administration of the Plan are paid directly by the Company, and are not reflected in the accompanying statements.

       PLAN ACCOUNTING: The accompanying financial statements have been prepared on the accrual basis of accounting.

       STOCK SPLIT: On March 19, 1999, the Company effected a two-for-one stock split of its common stock for holders of record on March 5, 1999.

                                  EXHIBIT INDEX

Exhibit No.                  Description
-----------                  -----------
   23                        Consent of Deloitte & Touche LLP